FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, October 9, 2020

Ger. Gen. No. 18/2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18.045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you in the attached Significant Event, and in relation to the merger by incorporation through which Enel Américas S.A. would acquire the ownership and control of the subsidiaries of unconventional renewable energy that Enel Green Power S.p.A., a related company, owns in Central and South America (except Chile), hereinafter the Merger, whose formal launch was announced in a Significant Event dated September 21, 2020 as follows:

1.	We have learned that Enel SpA, Enel Américas’ parent company, has acquired a company in Chile called EGP Américas SpA ("EGP Américas”), which would have the ownership and control of the aforementioned renewable energy subsidiaries and which would be absorbed by Enel Américas. This company’s background and characteristics relevant to the Merger are published on the following website https://www.enelgreenpower.com/es/paises/egp-americas.

2.	The background information provided on this site includes the Resolution of Sole Administrator of EGP Americas dated October 1, 2020, which approves the nomination of David Jana Bitrán as an independent Merger expert.

Yours truly

Aurelio Bustilho de Oliveira

Chief Financial Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: October 13, 2020